Amendment No. 2 to
                                                     SEC File No. 70-8913

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                           GPU INTERNATIONAL, INC. ("GPUI")
                                 One Upper Pond Road
                            Parsippany, New Jersey  07054
                      (Name of company filing this statement and
                       address of principal executive offices)

                                     GPU, INC. ("GPU")

             (Name of top registered holding company parent of applicant)

          M. A. Nalewako, Secretary               W. S. Greengrove, Secretary
          M. J. Connolly, Esq., Assistant         GPU International, Inc.
            General Counsel                       One Upper Pond Road
          GPU Service, Inc.                       Parsippany, New Jersey 07054
          100 Interpace Parkway
          Parsippany, New Jersey  07054

                                   Douglas E. Davidson, Esq.
                                   Berlack, Israels & Liberman LLP
                                   120 West 45th Street
                                   New York, New York  10036



                     (Names and addresses of agents for service)





                    GPUI  hereby amends  its  Application on  Form U-1,  as

          heretofore amended, docketed in SEC File No. 70-8913, as follows:

                    1.   By  revising  paragraphs  A  through G  of  Item 1

          thereof to read in their entirety as follows:

                    A.   GPUI (formerly known as Energy Initiatives, Inc.),

          a  direct wholly owned subsidiary of GPU, is primarily engaged in the  business  of  developing, owning  and  operating generation,

          transmission and distribution facilities in the United States and

          in  foreign countries  and  related activities.   GPUI  proposes,

          directly or through a direct or indirect wholly owned  subsidiary

          ("Subsidiary"), to  invest  in an  enterprise (the  "Enterprise")

          with one  or  more  unaffiliated  entities for  the  purposes  of developing,  manufacturing  and  marketing stationary  electrical power systems employing fuel cell technology.

                    A fuel cell is  an electrochemical device that produces

          electricity directly  without combustion,  cleanly and  with high

          efficiency.   In  a  fuel cell,  hydrogen fuel  (in pure  form or

          obtained  from natural gas or methanol) and oxygen (from the air)

          are  combined to produce electricity,  heat and water.   Unlike a

          battery,  a fuel cell does not require recharging, as it provides

          power  as  long as  fuel is  supplied.   By  contrast, combustion

          engines  operate by burning fuel  to create heat,  turn heat into

          mechanical  energy  and  convert   this  mechanical  energy  into

          electric  power.  These multiple  processes,  however,  result in lower efficiency and create more pollution.

                    GPUI  thus believes  that  fuel cell  stationary  power

          plants can become an attractive low emission source of power, for

          both utility and  non-utility applications.   As such, fuel  cell

          power  plants   could  be   utilized  by   electric  distribution





          companies,  such   as  the   GPU  Energy  companies,   and  their

          commercialization could generate additional revenues and earnings for the GPU System.

                    B.   GPUI   has   been    holding   discussions    with

          representatives  of a  company (the  "Developer") which  has been engaged  for several  years  in the  business  of developing  and marketing fuel cell-based power  systems with a primary  focus on

          certain limited applications.   The Developer and GPUI  have also

          determined that there exists  an accessible market for stationary fuel cell-based  systems, i.e.,  systems  having a  more or  less fixed  situs.  This market would include, among other things, so-

          called  "remote"  or   "distributed  generation".    "Distributed

          generation"  is commonly  considered to include  electrical power generating systems  which are  smaller than the  typical utility-

          owned  central generating  station  and are  used as  stand-alone systems at the  point of  use to power  a particular  residential commercial or industrial site or to address a specific, localized utility need by providing supplemental power to the utility grid.

          Use of distributed generation can defer expansion of transmission

          and  distribution  systems,   reduce  line  losses   and  improve

          reliability and power quality.  It is expected that power systems of  1 kw or more would be  within the business of the Enterprise,

          although smaller  systems  might also  be  included if  they  are otherwise consistent with the concept of "stationary" systems.

                    C.   GPUI will invest, directly  or through a direct or

          indirect wholly owned subsidiary, up to $23.25 million in the
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          Enterprise(1) (which amount includes the purchase price of two field  test power  plants  to  be  purchased  by  GPUI  from  the

          Enterprise),  from time  to time  through 1998.   The  timing and

          amount of each such  investment will be based on  the achievement of specified milestones by the Enterprise relating to formulation of  a  business  plan, consummation  of  other  financing  by the

          Enterprise  and  completion of  prototype  and  field test  power plants.
                    In consideration for its  investment, GPUI will acquire

          (in addition to the two field  test units) Class B Voting  Common shares and Class C Non-Voting Preferred Shares of the Enterprise,

          as well as options to acquire, for an aggregate purchase price of

          $1.00, a specified number of additional shares of the Enterprise.

          Upon  making its  full investment  and exercise  in full  of such options, GPUI will own  securities in the Enterprise representing not in excess of 9.9% of the total voting power and not in excess of 20% of the equity  of the Enterprise.  The Developer  will own the  remainder  of  the  outstanding shares  of  the  Enterprise,

          although  it is currently expected that one or more be additional investors will acquire equity interests  in the Enterprise in the future.

                    As the  holder of  Class B  Voting Common Shares,  GPUI

          will have the right  to designate one member of  the Enterprise's board of directors.  An additional director will be designated by the Enterprise's  management and  the Developer will  designate a majority of the  board, which  will, except as  set forth  below,

          generally act

          by ordinary majority vote.  Under the Unanimous Shareholder
          ____________________
          1    Additional information about the  Enterprise is set forth in
          Exhibit I hereto which is being filed separately under a request for confidential treatment pursuant to Rule 104(b) under the Act.

                                     3
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           Agreement, GPUI will have  the right to cause the  Enterprise or the  Developer  to purchase  GPUI's  interest  in the  Enterprise undercertain  circumstances,  including  the  taking  of  certain specified  actions by the Enterprise  over GPUI's objection.  The

          Class  C  Non-Voting  Preferred  Shares will  entitle  GPUI  to a preference, in the event of a liquidation, dissolution or winding up of  the Enterprise, in an  amount equal to  its $23.25 million investment.

                    GPUI's voting  and liquidation  rights, and  its rights

          with  respect  to   significant  actions,  will  terminate   upon

          consummation of the Enterprise's initial public offering.

                    The  Developer  will  transfer  to  the  Enterprise all

          assets, and  license to  the Enterprise all  relevant technology,

          relating  to the  development,  manufacturing  and  marketing  of

          stationary  fuel cell-based  power systems.   The  Developer will

          also  provide  administrative  and   management  support  to  the

          Enterprise  for up to two years  and will sell the requisite fuel cells and related components  to the Enterprise for incorporation into the systems to be produced and sold by the Enterprise.

                    D.   GPUI  therefore requests authority  (1) to acquire

          an  interest  in  the  stationary fuel  cell-based  power  system business  as aforesaid  and (2)  to acquire  the securities  of a

          Subsidiary and/or, directly or  indirectly, the securities of the

          Enterprise.     The  Enterprise  will  not  own  or  operate  any

          facilities  for the generation,  transmission or  distribution of

          electric  energy.   Therefore,  neither  any  Subsidiary nor  the

          Enterprise will  become an "electric utility  company" as defined in Section 2(a)(3) of the Act. GPUI's aggregate investment in the Enterprise will not exceed $30 million, which is expected to be  funded through  capital  contributions  from GPU,  internally generated sources  at GPUI or  drawdowns by  GPUI under  existing lines of credit, or any combination of the foregoing.

                    E.   GPUI will also be granted warrants exercisable for

          five years  to purchase up  to 100,000 shares of  common stock of the Developer  at an exercise price  equal to the  average of the

          closing  prices   of  such   shares  from  October 23,   1996  to

          December 2, 1996.  It is  requested that the Commission authorize

          the   acquisition  of   such  warrants,   but  that   it  reserve

          jurisdiction over the exercise of such warrants.

                    F.  The authorization  requested herein with respect to

          the  acquisition  of  securities   of  a  Subsidiary  and/or  the

          Enterprise shall expire upon  the first to occur of  (i) December

          31, 2000 and (ii) the adoption by the Commission of proposed Rule

          58  (HCAR  No.  35-26313, June  20,  1995)  or  such other  rule,

          regulation  or order as  shall exempt the  transactions as herein proposed from Section 9(a) of the Act.

                    G.   Certain personnel of GPUI familiar with the market

          for,   and  marketing  of,  distributed  generation  may  provide consulting or other marketing-related services to the Enterprise.

          These services may include analysis of specific user requirements and  of the applications  and size  ranges of  stationary systems that will have the  broadest market appeal.  GPUI  personnel will also participate in development  of the Enterprise's business and

          marketing  plans  and monitor  their  implementation.   Any  such

          services provided to the Enterprise at a time when the Enterprise is a  "subsidiary company" of  GPU will  be provided  at cost  in

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          compliance with Rules 90  and 91 under the Act,  unless otherwise authorized by the Commission.

                    2.   By  completing  Item  2  thereof to  read  in  its

          entirety as follows:

          Item 2.   Fees, Commissions and Expenses.

                    The  estimated  fees, commissions  and  expenses to  be

          incurred in connection herewith are as follows:

               Filing fees - Securities and
                    Exchange Commission                     $  2,000
               Legal fees:
                    Berlack, Israels & Liberman LLP          110,000
                    Special Local Counsel                     60,000
               Accounting fees:
                    Ernst & Young LLP                         15,000
               Miscellaneous                                  13,000
                                                            ________

                    Total                                   $200,000

                    3.   By  filing  the  following exhibits  in  Item 6(a)

          thereof.

                    A-1       Form  of  Certificate  of   Incorporation  of
                              Subsidiary

                    A-2       Form of By-Laws of Subsidiary

                    A-3       Form of Subsidiary stock certificate

                    F         Opinion of Berlack, Israels & Liberman LLP

                    4.   By  separately  filing  the  following  additional

          exhibits  in Item 6(a)  thereof under a  request for confidential treatment pursuant to Rule 104(b) under the Act:

                    A-4 Form of Articles of Incorporation of the Enterprise

                    A-5       Form of Bylaws of the Enterprise

                    B-1       Form of Subscription Agreement

                    B-2       Form of Unanimous Shareholder Agreement

                    I         Description of the Enterprise

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




                                    SIGNATURE

                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        GPU INTERNATIONAL, INC.



                                        By:     /s/B. L. Levy
                                             B. L. Levy, President

          Date:  December 6, 1996
























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